 Filed Pursuant to Rule 253(g)(2)
File No. 024-11274

RED OAK CAPITAL INTERMEDIATE INCOME FUND, LLC

SUPPLEMENT NO. 4 DATED OCTOBER 27, 2021
TO THE OFFERING CIRCULAR DATED DECEMBER 28, 2020

This document supplements, and should be read in conjunction with, the offering circular of Red Oak Capital Intermediate Income Fund, LLC, a Delaware limited liability company (“we,” “our,” “us” or the “Company”), dated December 28, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 29, 2020 as supplemented by Supplement No. 1 dated March 4, 2021 and filed by us with the Commission on March 5, 2021, Supplement No. 2 dated April 1, 2021 and filed by us with the Commission on April 1, 2021, and Supplement No. 3 dated June 15, 2021 and filed by us with the Commission on June 15, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose the rating assigned by Egan-Jones to the Bonds.

Egan-Jones Rating

Egan-Jones Rating Company (“Egan-Jones”), a Nationally Recognized Statistical Rating Organization, assigned a rating of “BBB+” to the Bonds as of September 30, 2021, which, according to Egan-Jones, means the Bonds to have a moderate level of creditworthiness with moderate sensitivity to evolving credit conditions. The rating scale utilized by Egan-Jones ranges from the highest rating of “AAA” to the lowest rating of “D” with plus (+) and minus (-) to show relative standing within the major rating categories.

According to the report delivered by Egan-Jones, it assigned the rating by making certain assumptions upon its review of the Company’s underlying asset credit profile and the corresponding probability of default and estimated loss. The rating assigned by Egan-Jones is only valid for one year following its issuance date. A credit rating of a security is paid for by the issuer and is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.